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                             October 14, 2020

       Daniel Coyne
       Chief Executive Officer
       Environmental Impact Acquisition Corp
       535 Madison Avenue
       New York, New York 10022

                                                        Re: Environmental
Impact Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
18, 2020
                                                            CIK 0001822691

       Dear Mr. Coyne:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted September 18, 2020

       General

   1. Please revise your Summary section to explain the business combination marketing agreement with
Canaccord, quantify the fees that you will pay Canaccord and clarify any associated conflicts of
interest.
       Limited payments to insiders, page 25

   2.                                                   We note you indicate
that you will pay for    the services required to be performed pursuant
                                                        to the business
combination marketing agreement that are payable to Canaccord, contingent on the
closing of our initial business combination    .    Please revise to indicate
                                                        the amount to be paid
to Canaccord pursuant to the business combination marketing
 Daniel Coyne
Environmental Impact Acquisition Corp
October 14, 2020
Page 2
      agreement. Also revise your "Use of Proceeds" section, on page 61, to address the business combination marketing agreement and the amount of the payments pursuant to the marketing agreement payable to Canaccord in a footnote or other text. Finally, also revise your "Related Party Transactions" section, on page 71, to address the amount to be paid to Canaccord pursuant to the business combination marketing agreement.

       You may contact Eric Mcphee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameDaniel Coyne
                                                           Division of
Corporation Finance
Comapany NameEnvironmental Impact Acquisition Corp
                                                           Office of Real
Estate & Construction
October 14, 2020 Page 2
cc:       Jessica Yuan
FirstName LastName